Mail Stop 3561

December 29, 2008

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

      Re: **Jamba, Inc.**
                 File No. 001-32552
                 Form 10-K: For the fiscal year ended January 1, 2008
                 Form 10-Q: For the quarterly period ended October 7, 2008
                 Schedule 14A filed April 24, 2008

Dear Ms. Luey:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended January 1, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Jamba, Inc. Results of Operations – Fiscal 2007 Compared to Fiscal 2006 (As Reported and Pro Forma), page 39

   1. We note that you have provided tables that itemize the components of certain of

the line items presented in your statements of operations. However, your MD&A disclosure does not discuss the period-to-period changes in the amounts recognized for i) some of the more significant costs itemized in your tables and ii) certain costs that contributed significantly to the fluctuations in your income statement line items. For example, we note that your disclosure regarding store operating expenses does not specifically discuss the increases in the amount of "Utilities" costs and "Other" costs recognized in fiscal year 2007, as compared to the fiscal year 2006 pro forma amounts. Similarly, your disclosure regarding general and administrative expenses does not specifically discuss the increases in the amount of "Wages and payroll related expenses" and "Stock-based compensation" recognized in fiscal year 2007, as compared to the fiscal year 2006 pro forma amounts. In this regard, please expand your disclosure to discuss the underlying factors contributing to the period-to-period fluctuations in each material cost category that has been itemized in the tables presented in your MD&A and ensure that you quantify each material factor underlying the changes.

2. We note that a significant portion of your MD&A disclosure focuses on explaining changes in your company's expenses as a percentage of total revenue for comparative reporting periods. However, you have provided very limited discussion of the changes in the absolute amounts of the costs/expenses recognized by your company. In your Form 10-Q for the quarterly period ended September 30, 2008, you state that you believe expense variance discussions as a percentage of a period's company store revenue or total revenue is a more appropriate measure when analyzing your company's financial performance than pure dollar and percentage change variances. However, we note that revenue is not the primary driver of certain of your company's costs (e.g. labor costs, fixed portions of rent, and utilities), and as such, revenue can increase or decrease independently of such costs. Thus, fluctuations in your company's costs as a percentage of revenue may not fully reflect the actual trends in your costs. Similarly, a discussion that primarily focuses on fluctuations in costs as a percentage of revenue may not adequately address the factors impacting the trends in your company's costs. In this regard, please supplement your current MD&A disclosure with an appropriate discussion of the changes in the absolute amounts of the costs recognized by your company. Your revised disclosure should both identify and quantify the impact of all material factors contributing to the changes in the amount of costs incurred/ recognized by your company. For example, please expand your MD&A disclosure to quantify the extent that your company's labor costs increased as a result of changes to federal and state minimum wage, as well as due to increases in employee count or other factors, to the extent material.

Critical Accounting Policies and Estimates

Accounting for Warrants and Derivative Instruments, page 54

3. You state in the first paragraph of your "Critical Accounting Policies and Estimates" disclosure regarding "Accounting for Warrants and Derivative Instruments" that you estimated the fair value of your company's warrant derivative instruments at inception and as of <u>each</u> balance sheet date using a Black-Scholes option pricing model. However, in the second paragraph of this disclosure, you state that you used the relative fair value to estimate the fair value of your company's outstanding warrants as of January 9, 2007. In addition, you state in Note 1 to your financial statements that the warrants included in the units issued in connection with your company's initial public offering are freely traded on the NASDAQ Global Market; and consequently, their fair value has been estimated based upon their market price at the end of each period. Please reconcile or expand your disclosure in the "Critical Accounting Policies and Estimates" section of MD&A, as necessary.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

15. Related-Party Transactions, page 87

4. Please tell us and disclose the exercise price(s), expiration date(s), and any other material characteristics of the 1,000,000 warrants sold to your company's stockholders existing prior to the initial public offering and the 500,000 warrants sold to the underwriter of your company's initial public offering. As part of your response, tell us i) how you have accounted for these warrants and ii) how your accounting treatment complies with EITF 00-19.

16. Unaudited Quarterly Information, page 87

5. Given the historical volatility of the fair value of your company's derivative liability related to outstanding warrants, please consider disclosing the impact of the fluctuation in the fair value of this liability on "other income" for each of the quarterly periods presented in your table.

Form 10-Q: For the quarterly period ended October 7, 2008

Item 1. Unaudited Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 2. Revolving Credit Facility and Financing Agreement, page 8

6. With regard to the $25 million financing agreement with Victory Park
    Management, LLC (which is filed as exhibit 10.1 to the September 12, 2008 Form
    8-K), we note that the agreement appears to contain a subjective acceleration
    clause (clauses 10.1(o) and 10.2(a)). However, we also note the loan is already
    made on a long-term basis. With consideration of FASB Technical Bulletin No.
    79-3, please advise us of management's belief as to the likelihood of acceleration
    of the due date by the lender, along with appropriate supporting reasons. If the
    likelihood of acceleration is other than remote, please revise your disclosures
    and/or presentation accordingly.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 15

7. We believe that the MD&A disclosure related to your company's interim period
    results of operations could be improved by utilizing tables to present the dollar
    and percentage changes in your company's financial statement accounts – similar
    to your presentation in the Form 10-K for the fiscal year ended January 1, 2008.
    In this regard, your narrative text could be revised to focus primarily upon your
    analysis of the underlying business factors and/or industry and operating trends
    impacting your company's results of operations. Please consider revising your
    MD&A disclosure in future interim period filings, accordingly.

8. We note that your MD&A disclosure does not discuss the underlying factors
    contributing to the decline in company store comparable sales (e.g. price changes
    versus volume changes). Furthermore, we note that a significant portion of your
    discussion regarding the changes in your company's costs focuses on the impact
    of your company's additional stores -- without quantifying the amount of costs or
    changes in costs incurred by your company's comparable stores. In this regard,
    please expand your disclosure in future filings to separately quantify and analyze
    changes in revenues recognized and costs incurred by comparable stores. In
    addition, to the extent that the results of operations of your company's
    comparable stores may have been impacted by factors such as the 2008 increase
    to minimum wage, your company's decision to introduce new products in 2008 to
    anchor its new breakfast platform, and/or the implementation of the San Francisco

Healthcare Security Ordinance, please specifically quantify and discuss the impact of such factors on your company's results of operations.

Key Financial Metrics, page 21

9. We note that you have disclosed "store-level EBITDA" as a non-GAAP performance measure in MD&A, as well as in your press releases furnished on Form 8-K on August 28, 2008 and November 17, 2008. We believe you should discontinue your presentations of store-level EBITDA. Our principal objection is to the exclusion of general and administrative expenses, among other items. Since your revenue growth has been primarily attributable to the opening of additional stores, the expenses relating to the corporate and administrative functions that facilitate this growth should be included in any measure of profitability or performance.

Schedule 14A filed April 24, 2008

Executive Compensation, page 13

10. We note that you benchmark against one hundred other companies in the first peer group. In the future, to the extent the compensation committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee's determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Lauren Nguyen at 202-551-3642 or John Stickel at 202-551-3324 with any questions in regard to the Schedule 14A. You may contact Jeffrey Sears at 202-551-3302 with any other questions. You may also contact me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief